EXHIBIT 99.1

Golar LNG Limited - Sale of an Interest in the FLNG, Hilli Episeyo

Golar LNG Limited (NASDAQ: GLNG) ("Golar") announced today that it and affiliates of Keppel Shipyard Limited ("Keppel") and Black and Veatch ("B&V") have entered into a purchase and sale agreement (the "PSA") for the sale (the "Sale") of equity interests (the "Interests") in Golar Hilli LLC to Golar LNG Partners L.P. (the "Partnership"), which will, on the closing date of the Sale, indirectly own the Hilli Episeyo (the "Hilli"), a floating liquefied natural gas vessel.  The Acquired Interests represent the equivalent of 50% of the two liquefaction trains, out of a total of four, that have been contracted to Perenco Cameroon SA and Societe Nationale Des Hydrocarbures (together, the "Customer") for an eight-year term. The sale price for the Interests, as described below, is $658 million less net lease obligations under the financing facility for the Hilli (the "Hilli Facility") that are expected to be between $468 and $480 million.  Concurrent with the execution of the PSA, the Partnership paid a $70 million deposit to Golar, on which the Partnership will receive interest at a rate of 5% per annum.

The closing of the Sale (the "Closing") is subject to the satisfaction of certain closing conditions which include, among others, receiving the consent of the lenders under the Hilli Facility, the closing of the previously announced put-sale closing with respect to the Golar Tundra (the "Tundra Put Sale"), the delivery to and acceptance by the Customer of the Hilli, the commencement of commercial operations under the liquefaction tolling agreement (the "LTA") and the formation of Golar Hilli LLC and the related Pre-Closing Contributions as described further below.

Prior to the Closing, Golar, Keppel and B&V will contribute their equity interests in Golar Hilli Corporation ("Hilli Corp"), the entity that owns the Hilli, to the newly formed Golar Hilli LLC (the "Pre-Closing Contributions") in return for equity interests in Golar Hilli LLC.  Membership interests in Golar Hilli LLC will be represented by three classes of units: Common Units ("Common Units"); Series A Special Units ("Series A Units"); and Series B Special Units ("Series B Units").  Common Units will be entitled to cash flows from the first 50% of contracted capacity, initially contracted to the Customer under the LTA.  Common Units will not be exposed to the oil-linked pricing elements of the tolling fee under the LTA but will bear the operating costs of the Hilli, with only incremental costs ("Incremental Costs") accruing to the Series B Units and the interest costs of the Hilli Facility.  Series A Units will only be entitled to cash flows associated with oil price linked elements of the tolling fee under the LTA, net of incremental tax expenses and their pro rata portion of any costs that may arise as a result of the underperformance of the Hilli ("Underperformance Costs").  Holders of Series B Units will be entitled to the cash flows associated with any expansion of contracted capacity of the Hilli beyond the first 50%, net of Incremental Costs arising as a result of making available more than the first 50% of production capacity of the Hilli, Underperformance Costs and any reduction in revenue attributable to the first 50% of LNG production capacity as a result of making more than 50% of capacity available under the LTA.  Through the Sale, the Partnership will only acquire 50% of the Common Units and none of the Series A Units or Series B Units.

Upon the Closing, which is expected to occur on or before April 30, 2018, Golar, Keppel and B&V will sell 50% of the Common Units to the Partnership in return for the payment of the net purchase price of between approximately $178 and $190 million.  The Partnership will apply the $107 million deferred purchase price receivable from Golar in connection with the Tundra Put Sale and the $70 million deposit referred to above against the net purchase price and will pay the balance with cash on hand.

The Hilli conversion is nearing completion and no major issues have been identified.  All equipment has been installed and pre-commissioning work is well underway.  Golar is focused on doing as much testing as possible in the yard and at anchorage in order to minimise the risk of issues being encountered in Cameroon. The extra days spent in Singapore are expected to reduce the time required for commissioning on site. The Hilli is scheduled to leave Singapore for Cameroon at the end of September or beginning of October.  LNG bunkering has been booked for mid-September.  The mooring system has been installed in Cameroon and is ready for hook up of Hilli.  All going well, the voyage between Singapore and Cameroon is expected to take 32 to 40 days allowing Golar to tender its notice of readiness during the first half of November. The Customer remains on track with its scope of works and the Hilli conversion currently remains materially under budget.

Golar will draw down the final tranche of the Hilli Facility upon Customer acceptance of the vessel.  After settlement of all outstanding conversion costs, Golar currently expects to receive approximately $140 million, net of the Keppel and B&V minority interests, which is additional to the sale proceeds from the Partnership as described above.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.  Important factors that could cause actual results to differ materially include, but are not limited to: Golar's ability to consummate the Sale on a timely basis or at all, and to realise the expected benefits from the Sale; the timeliness of the Hilli conversion, commissioning and delivery; Golar's future revenues, expenses, financial condition and results of operations; Golar's ability to draw down on existing debt facilities and the amounts drawn thereon, to refinance debt, to incur additional debt and the terms thereof; covenants and financial ratios imposed by Golar's debt facilities; Golar's ability to make additional borrowings and to access debt and equity markets; customer acceptance and termination dates and extensions of charters; and other factors listed from time to time in the reports and other documents Golar files with the United States Securities and Exchange Commission.

New factors emerge from time to time, and it is not possible for Golar to predict all of these factors. Further, Golar cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Golar does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Hamilton, Bermuda

August 16, 2017

Enquiries:

Golar Management Limited: + 44 207 063 7900

Brian Tienzo

Stuart Buchanan